EXHIBIT 99.4

HJF Financial Inc.

Business Valuations, Litigation Support Services
Educational Services and Independent Research

Tel:          (416) 928-2740                                                                                                                     246 Cottingham Street
Fax:         (416) 928-9523                                                                                                                     Toronto
Cellular:  (416) 457-4967                                                                                                                     Ontario
Email:      harryfigov@sympatico.ca                                                                                                                     M4V 1C6

January 16, 2009

The Independent Committee
The Board of Directors
Consolidated Mercantile Incorporated
106 Avenue Road
Toronto
Ontario
M5H 2H3

To the Independent Committee of the Board of Directors of Consolidated Mercantile Inc.:

Comprehensive Valuation of the Shares of Consolidated Mercantile Incorporated as at December 31, 2008

INTRODUCTION

We have calculated the fair market value (“FMV”) of all the issued and outstanding common shares of Consolidated Mercantile Incorporated (the “Company” or “CMI”) at December 31, 2008 (the “Valuation Date”).

CMI is a public company whose shares are traded on the Toronto Stock Exchange (“TSX”) (symbol “CMC”) and until recently was also traded on The NASDAQ Stock Market.

DESCRIPTION OF THE PROPOSED TRANSACTION

We understand that the board of directors of CMI is proposing that CMI merge with Genterra Inc. (“Genterra”), a publicly listed and related company.

Genterra is an Ontario public company with significant interests in real estate properties located in Ontario, Canada, and investments in marketable securities.

It is intended that the proposed merger be in the form of a stock transaction whereby CMI will issue new common shares of CMI to existing Genterra shareholders.

The two (2) companies, Genterra and CMI, are both controlled by the Litwin family.

FAIR MARKET VALUE OF CMI

The fair market value of all the issued and outstanding common shares of CMI is in the range of SEVENTEEN MILLION THREE HUNDRED AND FIFTY EIGHT THOUSAND TWO HUNDRED AND EIGHTY ONE dollars Canadian ($17,358,281) or THREE DOLLARS AND FORTY TWO CENTS Canadian ($3.42) per share based on FIVE MILLION AND SEVENTY SIX THOUSAND FOUR HUNDRED AND SEVEN common shares outstanding as set out in Table # 1.

Table # 1
Fair Market Value of CMI at December 31, 2008
	Column	Table # 3
Common share capital Contributed surplus Retained earnings		Note # 10 Note # 10 Note # 10	$ 2,688,939 59,411 14,609,931
Total common share capital	1		$17,358,281
Number of common shares outstanding	2		5,076,407
Adjusted net book value per share	1 ÷ 2		$3.42

This fair market value is predicated on the redemption of the Class A Preference shares prior to the merger.

MANDATE

We understand that the board of directors of CMI appointed an Independent Committee (“IC” or “you”) to consider the fair market value of CMI for the purposes of the merger of Genterra. In this context you have requested HJF Financial Inc. (“HJF”) to prepare a report setting out an independent calculation of FMV of all the issued and outstanding common shares of CMI as at Valuation Date.

Our comprehensive valuation report is prepared in accordance with the Canadian Institute of Chartered Business Valuators (“CICBV”) Standard 110 and Appendix A to Standard 110.

Considering the purpose of the valuation we have estimated the FMV of CMI common shares on an en-bloc basis, which is without applying minority discounts to the smaller share interests. We believe this approach is appropriate under circumstances as it treats all shareholders equally and is consistent with general practice in a valuation exercise of this nature. In making this assessment we have considered the fact that CMI has a majority shareholder and this valuation exercise is determining a FMV for the common shares owned by the minority shareholders’.

This report has been prepared in conformity with the Practice Standards of the CICBV.

INDEPENDENCE OF HJF FINANCIAL INC.

We confirm that we have taken all reasonable steps to ascertain whether or not HJF or any of the valuators assigned to this engagement have any conflicts of interest related to our engagement to prepare this report. Based on our own investigations of relevant facts and considerations, we confirm that we are unaware of any existing, potential or perceived conflicts of interest by HJF or any of the valuators assigned to this engagement and that, to the best of our knowledge and belief, we are independent for purposes of providing a valuation in respect of the Proposed Transaction. We further confirm that:

1.	HJF was initially contacted in connection with this engagement on or around mid June 2008;

2.	The valuator preparing this report for HJF is Harry Figov, BSc, MBA, CA·CBV, CPA, CFA;

3.	HJF has not conducted a prior valuation of CMI;

4.	There are no understandings or agreements between HJF, Genterra and CMI with respect to future business dealings;

5.	HJF has no financial interest in CMI or Genterra, or in the outcome of the Proposed Transaction;

6.	HJF has not and currently does not provide other services to Genterra or CMI;

7.	HJF does not have any contemplated arrangements to provide future services to Genterra or CMI; and

8.	Under the terms of the engagement, the remuneration of HJF does not depend, in whole or in part, on our conclusions or on the success of the Proposed Transaction;

DEFINITION OF FAIR MARKET VALUE

For the purposes of our engagement, fair market value is defined as the highest price obtainable in an open and unrestricted market, between informed and prudent parties, acting at arm’s length and with no compulsion to transact, expressed in terms of money or money’s worth.

If we are asked to consider a different basis of value, our conclusions herein may change.

Fair market value as defined above is different from the price that may be realized between a buyer and a seller of the Company in an open market transaction. This difference may arise from a variety of factors that exist in the real market and do not exist in the notional marketplace contemplated by the aforementioned fair value definition. These factors may include, but are not limited to:

•	Differing negotiating ability of the buyer and seller;
•	The structure and consideration of the purchase price;
•	Differing levels of knowledge between the buyer and the seller;
•	Momentum and public market dynamics; and
•	Benefits relating to buyer-specific synergies and other economic benefits

Given the nature of the engagement, we have not exposed the shares of CMI to the marketplace to determine whether some purchasers, for their own particular reasons, might perceive a value different from that determined by us.

SPECIAL PURCHASERS

FMV generally takes into account the existence of special purchasers who may believe they can enjoy post-acquisition economies of scale, synergies or strategic advantages by combining the acquired businesses with their own and who, therefore, may be willing to pay higher prices. CMI may represent a special interest purchaser of Genterra. However, we have not been informed of any specific economic benefits accruing to CMI through the acquisition of Genterra other than the ability of the post acquisition combined entity to immediately utilize tax loss carry forwards incurred by CMI. The benefit of this tax loss carry forward has been assessed in determining the FMV of CMI.

Until a business is exposed for sale, the existence of special purchasers is speculative at best. Even where special purchasers can be identified, a conclusion that they could be negotiated into a position to pay for potential cost savings or synergies, would be equally speculative. Therefore, we have not specifically quantified and included in our analyses the extent to which such special purchasers may be willing to pay for post-acquisition economies of scale, synergies, or strategic advantages.

CMI - TRADING PRICES AND VOLUME – FAIR MARKET VALUE VERSUS PRICE

The FMV of CMI is different from the recent stock market trading prices, illustrated in Table # 2 setting out the monthly trading price and trading volume from January 2008 to December 2008 on the Toronto Stock Exchange:

Table # 2
CMI – Monthly Trading Volume – Toronto Stock Exchange
Month	High	Low	Month End Closing	Monthly Volume	Monthly Trading Volume as Percentage of Float Outstanding Shares
	$	$	$	#	%
January 2008	1.40	1.15	1.28	71,300	3.35
February 2008	1.90	1.24	1.50	22,700	1.07
March 2008	1.50	1.43	1.43	7,700	0.36
April 2008	1.80	1.45	1.80	1,000	0.05
May 2008	1.75	1.50	1.55	6,700	0.31
June 2008	2.25	1.50	2.15	25,300	1.19
July 2008	2.50	1.75	2.45	74,100	3.48
August 2008	2.49	2.15	2.15	169,500	7.96
September 2008	2.10	1.62	1.88	13,300	0.62
October 2008	1.88	1.50	1.62	14,700	0.69
November 2008	1.60	1.40	1.40	4,600	0.22
December 2008	1.50	1.25	1.25	14,800	0.69

We have used 2,129,574 common shares as the float out of a total of 5,076,407 common shares issued and outstanding. This represents the common shares owned by the minority shareholders of CMI.

There are various factors that are present in the public market that can impact the price of public company stock that are not necessarily considered under the definition of FMV noted herein:

•	Differing negotiating ability of the buyer and seller;
•	The structure and consideration of the purchase price;
•	Differing levels of knowledge between the buyer and the seller;
•	Momentum and public market dynamics; and
•	Benefits relating to buyer-specific synergies and other economic benefits

Specifically, this difference may reflect the following factors, among other factors:

•	Lack of complete financial information regarding the investments of CMI;

•	CMI has a single majority shareholder and the market price may reflect a discount for minority shareholdings; and

•	Management holding companies may trade at a discount to their net asset value;

In addition, given the low monthly volume of CMI shares that are transacted for, the public market trading price at any one point in time may not be reflective of an open and unrestricted market as is contemplated in the definition of fair market value.

CURRENCY

All currency amounts expressed herein are in Canadian dollars, unless otherwise noted.
SCOPE OF REVIEW

In determining the FMV of all the issued and outstanding shares of CMI, we have reviewed and relied upon the following:

1.	Historical consolidated audited:
▪	Balance Sheet
▪	Statement of Retained Earnings
▪	Statement of Accumulated Other Comprehensive Loss
▪	Statement of Operations and Other Comprehensive Income
▪	Schedule to Financial Statements

of CMI for the five (5) fiscal years ended December 31, 2003 to 2007;

2.	Quarterly consolidated unaudited interim financial statements for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

3.	CMI Annual Information Form dated March 17, 2008;

4.	Information obtained from the website of CMI;

5.	Schedules provided by CMI providing details and backup of ‘Cash and Cash Equivalents’ and investments at September 30, 2008 and October 31, 2008;

6.	Schedule of currency transactions in October 2008;

7.	General economic information relating to the economy on or about the Valuation Date;

8.	Historical trading price and trading volume for CMI on the Toronto Stock Exchange from the TMX – Money website for the period January 2008 to November 2008;

9.	Discussions with Mr. Stan Abramowitz, Secretary and Chief Financial Officer of CMI;

10.	Discussions with Mr. Ian Dalrymple, independent director of CMI;

Consistent with the terms of our engagement, we have not audited, corroborated or otherwise independently verified any of the information provided by CMI management and CMI upon which our conclusions are based.

We have received a letter of representation signed by Mr. Stan Abramowitz, Secretary and Chief Financial Officer of CMI, wherein they have confirmed certain representations made to us, including a general representation that:

1.	They have reviewed this report in draft form and have discussed it with us;

2.	They are satisfied with our explanations and the approach adopted by us as set out herein; and

3.
They have confirmed they have no information or knowledge not disclosed in the report with respect to our calculation of FMV of all the issued and outstanding common shares of CMI, which could reasonably be expected to alter our conclusions herein;

MAJOR ASSUMPTIONS

In determining the comprehensive FMV for all the issued and outstanding shares of CMI we relied upon the following assumptions in addition to the assumptions identified throughout our report:

1.
All historical annual and quarterly financial statements provided to us by CMI management present fairly, in all material respects, the financial position, the operating results and changes in the financial position of CMI for the relevant periods reported on;

2.
At the Valuation Date, CMI had no materially contingent liabilities, environmental issues, unusual contractual obligations, pending or threatened litigation or substantial commitments other than those disclosed in this report;

3.	At the Valuation Date there were no contracts being negotiated that would have a material effect on the future financial position or operating results of CMI other than those disclosed in this report;

4.
There have been no material events or changes that have occurred between the Valuation Date and date of this report in CMI’s financial position and operating results that may effect the calculations and conclusions contained in this report other than those disclosed in this report;

5.
We have not considered the income tax consequences to CMI shareholders with respect to this transaction. Our comprehensive FMV for all the issued and outstanding common shares of CMI is based on the assumption that CMI shareholders would be able to consummate the proposed transaction without adverse income tax consequences;

OVERVIEW OF THE ECONOMY

The U.S. economy is in recession and interest rates have been lowered by the Federal Reserve. Interest rates have also been lowered by the Bank of Canada in Canada and are likely to be lowered further. Canada’s economy is slowing and may enter a recession in 2009.

Consumers are being cautious with their spending, inflation is low and the stocks markets in both Canada and the U.S. have declined. The investment climate is likely to be difficult for the foreseeable future.

The Organization for Economic Co-operation and Development (“OECD”) believes that the world is entering the worst economic downturn in decades and that Canada will not be immune to this and will be affected as well.

OVERVIEW OF CMI

History of CMI

CMI was incorporated on August 12, 1940 in Ontario under the name of Erie Flooring and Wood Products Limited. It became a public company in 1948. The name of the company has been changed several times as follows:

•	Erie Diversified Industries Ltd. in 1968;

•	Lambda Mercantile Corporation Ltd. in 1973;

•	Consolidated Mercantile Corporation in 1987; and

•	Consolidated Mercantile Incorporated in 1998
CMI is a management holding company with its head office is located in Toronto, Ontario.

Business Objective of CMI

CMI’s objective is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products. CMI’s investment strategy is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant bank services, with the objective of creating added value to CMI and their shareholders. The mission and strategies of CMI are currently under review.

Business of the Company

CMI, until December 2007, had interests in two operating companies, namely:

1.	22.15% interest in Polyair Inter Pack Inc. (“Polyair”), a manufacturer of products for the protective packaging industry. This interest was disposed of through a private sale on December 31, 2007; and

2.
50.33% interest in Distinctive Designs Furniture Inc. (“Distinctive”), a manufacturer and importer of leather and fabric upholstered furniture. This interest together with debt owed by Distinctive to CMI was disposed and sold to Distinctive’s other major shareholder on December 28, 2007;

The disposal of CMI’s two (2) operating investments has allowed CMI to utilize its available financial and management resources to seek out new long-term strategic acquisitions with potential for future growth.

The Company has in the interim period invested a portion of its working capital in a combination of relatively short-term income producing assets.

Management

Mr. Fred A. Litwin (“Mr. Litwin”) is the President of CMI and Mr. Stan Abramowitz is the Secretary and Chief Financial Officer of the Company. Both are also directors of the Company.

Principal Shareholders

Mar-Risa Holdings Inc. (“Mar-Risa”), an Ontario corporation holds an aggregate of 2,612,894 Common Shares of CMI. 1,475,394 of these Common Shares of CMI owned by Mar-Risa are held through a wholly owned subsidiary of Mar-Risa, DG Acquisition Corp. (“DG”), an Ontario corporation. Mar-Risa is indirectly controlled by Mr. Litwin.

Mr. Litwin controls 2,779,191 common shares of CMI. This includes the shares held by Mar-Risa.

We are not aware of any other person or company that beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting shares of CMI.

Subsidiary Company

2041804 Ontario Incorporated is a wholly owned subsidiary of CMI with an investment in GAZ Metro Limited Partnership units.

Investments

CMI beneficially owns 292,117 common shares in Genterra.

Related Party Transactions

CMI does enter into transactions with various companies that are related by virtue of common ownership and management. These transactions with related parties are in the normal course of business.

Capital Stock

CMI has the following authorized capital stock:

•	Unlimited - $0.04 non-cumulative, non-voting, non participating, $0.44 redeemable Class A Preference shares;

•	Unlimited - Preference shares issuable in series; and

•	Unlimited – Common shares;

Currently, CMI has issued and outstanding Class A Preference shares and Common shares.

TAX LOSSES

CMI had the following tax loss-carry forwards:

Expiration Date	Amount
$
2014 2015 2016	468,132 493,123 587,639
1,548,894

We have been informed by management that these tax losses can be utilized by the merged company and will be fully used up in the first year of the merger.

VALUATION APPROACHES AND METHODS

Valuation Approaches

When valuing a business, two (2) approaches to value can be considered:

1.	A going concern approach; or

2.	A liquidation approach;

According to the definition of FMV, we must choose the approach that will give the higher value.

The going concern approach assumes a continuing business enterprise with potential for economic future earnings. The liquidation approach assumes a situation where a business is not viable as a going concern, or the return on assets or equity on a going concern basis be inadequate. The determination of the most appropriate valuation approach in a particular situation first requires assessment of whether or not the business is a going concern.

Generally, the FMV of an asset may be estimated based on the appropriate application of the Income, Market, and Cost Approaches. Although all three (3) approaches may be considered in a valuation analysis, the nature of the asset and the availability of information will dictate which approach or approaches are applied to estimate the FMV of the asset. An overview of each of these approaches is discussed below.

Income Approach

The Income Approach focuses on the income-producing capability of the subject asset. The underlying premise of this approach is that the value of the asset can be measured by the present worth of the net economic benefit, (namely cash receipts less cash outlays) to be received over the life of the subject asset.

The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the asset over its life and converting these after-tax cash flows to present value through discounting. The discounting process uses a return that accounts for both the time value of money and investment risk factors. Finally, the present value of the after-tax cash flows over the life of the asset is totaled to arrive at an indication of the value of the asset.

Market Approach

The Market Approach is comprised of the comparable public company method and the comparable transactions method. The application of the Market Approach results in an estimate of the price reasonably expected to be realized from the sale of the subject business.

The comparable public company method focuses on deriving valuation factors for the subject business from reasonably similar publicly traded companies. The comparable transactions method focuses on deriving valuation factors for the subject business from the prices paid for reasonably comparable businesses. Adjustments are made to the valuation factors to compensate for differences between the subject business and the comparable public companies or comparable transactions.

Asset Approach

The Asset Approach relies on the principal of substitution and recognizes that a prudent investor would pay no more for an asset than the cost to replace it with an identical or similar unit of equivalent utility.

The Asset Approach includes the adjusted net assets method. Under this method, a valuation analysis is performed for a company’s identified capital, financial, and other assets and the liabilities. The individual values of these assets are then aggregated and the values of the liabilities are deducted to determine the value of the entity.

Holding Companies

A holding company generally is thought of as one that carries on no active business of its own, but whose principal activity is investment in various other assets. As such, the assets of holding companies may include investments in operating companies.

Earnings generated by a holding company in the form of dividends normally are less significant from a value perspective than is the appreciating value of the underlying investments themselves.  Accordingly, holding companies typically are valued pursuant to the adjusted net book value methodology where each asset, investment, or division separately is valued on a market or going concern value basis as appropriate. As a result, holding companies generally are valued as a 'collection of individual assets' such that no intangible value (or goodwill) exists within the holding company itself.

Approach Selected

CMI is a management holding company and the appropriate valuation approach to determine fair market value of CMI is the Asset Approach. The fair market value of CMI is not necessarily related directly to the earnings of the Company, but rather is tied to the fair market value of the assets the Company holds.

Pursuant to the Asset Approach, the book values of CMI have been converted to their respective fair market values. Latent income taxes have been provided for on the actual and accrued gains associated with the assets.

Adjusted Net Book Value Approach

This approach utilizes an adjusted net book value approach where all assets and liabilities are restated to their fair market value as if these assets continue to be in use. This value would represent the highest value of CMI since it does not appear to have any goodwill value in its current state.

The adjusted net book value (or net tangible asset backing) underlying the outstanding equity of the CMI is determined by adjusting shareholder's equity as stated in the financial statements as follows:

•	Add (deduct) the amount by which the greater of the market value or depreciated replacement value of each of the CMI’s tangible asset pools exceeds (is less than) their respective book values;
•	Deduct (add) the amount by which the market value of the CMI’s liabilities exceeds (is less than) their respective book values; and

The asset values in an adjusted net book value calculation are based on a going concern assumption where their values are determined based on their net contribution to the business assuming continued use as opposed to value in exchange. The main difference between value in use and value in exchange in this context is that value in use:

•	Reflects the net cash inflows accruing from asset utilization; and
•	Includes all installation and start-up costs.

In the context of adjusted net book value, value in use is never less than value in exchange.

ADJUSTED NET BOOK VALUE

Table # 3
Consolidated Mercantile Incorporated – Balance Sheet
Adjusted Net Book Value
	Balance Sheet September 30, 2008	Adjustments	Adjusted Net Book Value	Note
ASSETS	$	$	$	#
CURRENT Cash & cash equivalents Short-term investments Accounts receivable Prepaid expenses Notes receivable	13,243,644 3,468,594 16,424 45,973 79,935	1,043,342 (232,626)	14,286,986 3,235,968 16,424 45,973 79,935	1 2 3 4 8
INVESTMENTS NOTES RECEIVABLE TAX LOSS CARRY FORWARD	16,854,570 321,291 437,578	810,716 (29,174) (420,953) 508,705	17,665,286 292,117 16,625 508,705	5 8 6
	17,613,439	869,294	18,482,733
LIABILITIES
CURRENT Accounts payable & accrued liabilities Income taxes payable Future income taxes	143,483 842,130 27,239	(27,239)	143,483 842,130 0	7
DEFERRED GAIN	1,012,852 420,953	(27,239) (420,953)	985,613 0	8
	1,433,805	(448,192)	985,613
SHAREHOLDERS’ EQUITY
CAPITAL STOCK 315,544 Class A Preference shares 5,076,407 Common Shares CONTRIBUTED SURPLUS RETAINED EARNINGS	141,826 2,688,939 2,830,765 59,411 13,289,458	(2,987) 1,320,473	138,839 2,688,939 2,827,778 59,411 14,609,931	9 10 10 10
	16,179,634	1,317,486	17,497,120
	17,613,439	869,294	18,482,733
Shares outstanding Preference Common	315,544 5,076,407		315,544 5,076,407
Adjusted net book value per common share			$3.42	10

ANALYSIS OF ASSETS AND LIABILITIES ADJUSTMENTS TO NET BOOK VALUE

The notes explain all the adjustments to the book value of the assets and liabilities of CMI.

1.	Cash and Cash Equivalents

Balances at September 30, 2009 at FMV
	U.S.	Rate US-Cdn	Canadian	Total
	$	$	$	$
Cash				32,237
Cash equivalents Deposit Deposit Commercial paper Commercial paper	6,532,616 2,244,502	1.0642 1.0642	2,760,625 6,952,010 1,110,173 2,388,599	13,211,407
				13,243,644

Notes:

1.	Exchange rate per Bank of Canada at September 30, 2008 US$1 = Cnd$1.0599;

2.	Rate of US$1 = Cdn$1.0642 used by CMI;

3.	The U.S dollars have been disposed of subsequent to September 30, 2008 and the actual gain will be used in calculation of fair market value;

4.	The U.S. dollars were sold for a profit of $1,043,342 on book value in October 2008;

5.	The gain on the conversion of the U.S. dollars to Canadian dollars is a capital gain;

2.	Short-term Investments.

Balances at September 30, 2008 at FMV
	Amount	Note
	$	#
Limited Partnership # 1	1,010,799
Limited Partnership # 2	1,043,266
Limited Partnership # 3	846,000	2
Limited Partnership # 4	335,903	3
	3,235,968

Notes:

1.	Values supplied by CMI;

2.	Limited Partnership # 3 – cashed in December 2008 for $846,000 versus a book value of $1,078,626;

3.	Limited Partnership # 4 – this investment is held by 2041804 Ontario Inc., a wholly owned subsidiary of CMI;

3.	Accounts Receivable – Assume fully collectable;

4.	Prepaid Expenses – Assume these expenses can be fully utilized;

5.	Investments

CMI beneficially owns 292,117 common shares in Genterra. There are 19,339,188 shares of Genterra outstanding.

Genterra is a related company with the same controlling group of shareholders as CMI. It is an Ontario public company with significant interests in real estate properties located in Ontario, Canada, and investments in marketable securities.

Corporate Valuation Services (“CVS”) has determined that the fair market value of the Genterra shares is one dollar ($1.00) per share at Valuation Date. CMI has an unrealized loss of $29,174 on the book value of the Genterra shares.

The values are summarized:

Genterra Shares
Book Value	Fair Market Value	Unrealized Loss
$	$	$
321,291	292,117	(29,174)

6.	Tax Loss Carry Forward

CMI has the following the following tax loss-carry forwards:

	$	$
Value of tax losses		2,198,169
Realized taxable currency capital gain Less: 50% capital gain exemption	1,298,550 649,275
Taxable gain	649,275	(649,275)
Tax loss carry forward		1,548,894
Value of tax loss at 33.5%		518,879
Discounted at 2% for one year		508,705

7.	Future Income Taxes

The future income tax liability has been reversed since it relates to an unrealized gain on U.S. dollar denominated deposits, which has been realized.

8.	Deferred Gain

The proceeds on the sale of CMI’s investment interest in Distinctive were satisfied by a promissory note issued by the purchaser. The note does not bear interest, is discounted and is repayable in ten (10) equal consecutive annual installments of $100,000. The note is secured by shares of Distinctive. CMI only recognizes the gain on the sale in the Statement of Operations to the extent that it has been realized and the Deferred Gain on the sale  represents the unrealized gain. The first installment on the note is due January 2009. The balance of the note has been netted off the Deferred Gain and the adjusted Deferred Gain has been added to the common shareholders’ equity;

9.	Class A Preference Shares

CMI has issued and outstanding 315,544 $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable Class A Preference shares.

We have been informed that it is intended that these shares will be redeemed at $0.44 per share prior to the merger. CMI has the resources to redeem the preference shares and we have valued these preference shares at their redemption value of $0.44 per share (see Table # 3).

The redemption value has been calculated as follows:

Class A Preferred Shares
Shares Outstanding	Redemption Price per Share	Redemption Value	Book Value	Difference Gain/(Loss)
1	2	1 x 2
#	$	$	$	$
315,544	0.44	138,839	141,826	(2,987)

10.	Adjusted Net Book Value Per Common Share

The adjusted net book value per share has been calculated as follows:

	Column
Common share capital Contributed surplus Retained earnings		$ 2,688,939 59,411 14,609,931
Total common share capital	1	$17,358,281
Number of common shares outstanding	2	5,076,407
Adjusted net book value per share	1 ÷ 2	$3.42

RESTRICTIONS

Our calculation of FMV for all the issued and outstanding shares of CMI is prepared as at December 31, 2008 as required by our mandate based on current and prospective information publicly available and made available to us by CMI as at the date of this report. Events and changes in circumstances that occur after the date of our report and the passage of time may render the conclusions contained in this report inappropriate for any date other than the Valuation Date.

This report may be used in any offering document related to this particular transaction and submitted to appropriate regulatory authorities where required. However, this report is not intended for general circulation or publication, nor is it to be reproduced, referred to or used for any other purpose other than outlined herein, without our written consent in each specific instance. We do not assume any responsibility or liability for losses incurred by any parties as a result of the circulation, publication, reproduction or use of this report contrary to the provisions of this paragraph.

We reserve the right, but will be under no obligation, to review all calculations and conclusions included or referred to in this report and, if we consider necessary, to revise our calculations and conclusions in light of any information existing at the Valuation Date which becomes known to us after the date of this report.

Furthermore, the comprehensive FMV presented in this report and our conclusions is intended for the use by the Independent Committee of the Board of Directors, the Board, and Shareholders in assisting in evaluating the terms of the proposed merger between CMI and Genterra and is not to be interpreted as a recommendation to buy, sell, or engage in other transactions of CMI shares.

Toronto, Canada
January 16, 2009

HJF Financial Inc.
Per:
Harry Figov, BSc, MBA, CA, CPA, CFA, CA*CBV

Schedule # 1
Consolidated Mercantile Incorporated - Quarterly Financial Statements
Consolidated Quarterly Balance Sheets in Canadian Dollars
	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008
ASSETS	$	$	$	$
CURRENT Cash & cash equivalents Short-term investments Accounts receivable Prepaid expenses Notes receivable	10,961,412 5,461,581 26,351 23,446 832,459	11,154,102 5,894,850 25,286 70,605 39,935	10,119,274 6,617,731 34,549 56,268 59,935	13,243,644 3,468,594 16,424 45,973 79,935
INVESTMENTS NOTES RECEIVABLE	17,305,249 378,746 457,513	17,184,778 320,234 437,578	16,887,757 321,718 437,578	16,854,570 321,291 437,578
	18,141,508	18,002,590	17,647,053	17,613,439
LIABILITIES
CURRENT Accounts payable & accrued liabilities Income taxes payable Future income taxes	693,078 849,469	440,761 851,708	124,738 853,917	143,483 842,130 27,239
DEFERRED GAIN	1,542,547 420,953	1,292,470 420,953	978,655 420,953	1,012,852 420,953
	1,963,500	1,713,423	1,399,608	1,433,805
SHAREHOLDERS’ EQUITY
CAPITAL STOCK CONTRIBUTED SURPLUS RETAINED EARNINGS	2,833,307 59,411 13,285,290	2,831,189 59,411 13,398,567	2,830,765 59,411 13,357,269	2,830,765 59,411 13,289,458
	16,178,008	16,289,167	16,247,445	16,179,634
	18,141,508	18,002,590	17,647,053	17,613,439

Schedule # 2
Consolidated Mercantile Incorporated - Quarterly Financial Statements
Consolidated Quarterly Statements of Retained Earnings
	Quarterly Three (3) Months Ended March 31, 2008	Quarterly Three (3) Months Ended June 30, 2008	Quarterly Three (3) Months Ended September 30, 2008	Cumulative Nine (9) Months September 30, 2008
	$	$	$	$
BALANCE AT BEGINNING OF PERIOD Excess of cost of shares purchased for cancellation over stated value	13,285,290 (4,086)	13,398,567 (877)	13,357,269	13,285,290 (4,963)
Net earnings (loss) for the period	13,281,204 117,363	13,397,690 (40,421)	13,357,269 (67,811)	13,280,327 9,131
BALANCE AT END OF PERIOD	13,398,567	13,357,269	13,289,458	13,289,458

Schedule # 3
Consolidated Mercantile Incorporated - Quarterly Financial Statements
Consolidated Quarterly Statements of Operations and Comprehensive Income
	Quarterly Three (3) Months Ended March 31, 2008	Quarterly Three (3) Months Ended June 30, 2008	Quarterly Three (3) Months Ended September 30, 2008	Cumulative Nine (9) Months September 30, 2008
	$	$	$	$
REVENUE Interest income Investment income (loss)	113,247 (179,290)	70,231 109,814	88,253 (394,787)	271,731 (464,263)
EXPENSES Administrative and general (Gain) loss on foreign exchange	(66,043) 124,961 (308,476)	180,045 171,339 50,503	(306,534) 114,314 (380,707)	(192,532) 410,614 (638,680)
	(183,515)	221,842	(266,393)	(228,066)
EARNINGS (LOSS) FROM OPERATIONS BEFORE THE FOLLOWING Equity earnings (loss) of significantly influenced companies Gain on dilution of investment in former significantly influenced company	117,472 1,488	(41,797) 1,376	(40,569) (428)	35,534 2,436
	1,488	1,376	(428)	2,436
EARNINGS (LOSS) BEFORE INCOME TAXES Income taxes (recovery)	118,960 1,597	(40,421)	(40,569) 27,242	37,970 28,839
EARNINGS (LOSS) FROM CONTINUING OPERATIONS Loss from discontinued operations Share of earnings (loss) from discontinued operations of significantly influenced company	117,363	(40,421)	(67,811)	9,131

NET EARNINGS (LOSS) FOR THE PERIOD Other comprehensive income (loss), net of taxes	117,363	(40,421)	(67,811)	9,131
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	117,363	(40,421)	(67,,811)	9,131

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share from continuing operations
 Basic and diluted

Loss per share from discontinued operations
 Basic and diluted

Earnings (loss) per share
 Basic and diluted

Weighted average number of common shares
 Basic and diluted
	0.02 0.00 0.02 5,080,944	(0.01) 0.00 (0.01) 5,077,137	(0.01) 0.00 (0.01) 5,076,407	0.00 0.00 0.00 5,078,156

Schedule # 4
Consolidated Mercantile Incorporated - Quarterly Financial Statements
Consolidated Statements of Quarterly Cash Flows
	Quarterly Three (3) Months Ended March 31, 2008	Quarterly Three (3) Months Ended June 30, 2008	Quarterly Three (3) Months Ended September 30, 2008	Cumulative Nine (9) Months September 30, 2008
	$	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
 Earnings (loss) from continuing operations
 Unrealized (gain) loss on marketable securities
 Unrealized (gain) loss on foreign exchange
 Equity (gain) loss of significantly influenced companies
 Gain on dilution of investment in significantly influenced
 company
 Future income taxes
	117,363 4,713 (303,243) (1,488)	(40,421) (43,475) 56,928 (1,376)	(67,811) 139,469 (389,977) 428 27,239	9,131 100,207 (636,292) (2,436) 27,239

Change in non-cash components of working capital
 Decrease (increase) in accounts receivable
 (Increase) decrease in prepaid expenses
 (Decrease) increase in accounts payable & accruals
 (Decrease) increase in income taxes payable
	(182,655) 1,065 (47,159) (252,318) 2,240	(28,344) (9,263) 14,337 (316,026) 2,208	(290,652) 18,125 10,295 18,745 (11,787)	(501,651) 9,927 (22,527) (549,999) (7,339)
	(478,827)	(337,088)	(255,274)	(1,071,189)
FINANCING ACTIVITIES Purchase of common shares for cancellation	(6,204)	(1,301)		(7,505)

INVESTING ACTIVITIES
 (Increase) decrease in short-term investments
 Decrease (increase) in notes receivable
 Decrease in note receivable from formerly
 consolidated subsidiary
 Proceeds on redemption of shares in significantly
 influenced company
	(437,981) 812,459	(679,402) (20,000) 59,891	3,009,667 (20,000)	1,892,284 772,459 59,891
	374,478	(639,511)	2,989,667	2,724,634
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	303,243	(56,928)	389,977	636,292
CHANGE IN CASH POSITION Cash and cash equivalents, beginning of period	192,690 10,961,412	(1,034,828) 11,154,102	3,124,370 10,119,274	2,282,232 10,961,412
CASH AND CASH EQUIVALENTS AT END OF PERIOD	11,154,102	10,119,274	13,243,644	13,243,644

Cash balances with banks Money market instruments	180,539 10,973,563	104,426 10,014,848	32,236 13,211,408	32,236 13,211,408
	11,154,102	10,119,274	13,243,644	13,243,644

Schedule # 5
Consolidated Mercantile Incorporated - Quarterly Financial Statements
Consolidated Statements of Quarterly Cash Flows
	Quarterly Three (3) Months Ended March 31, 2008	Quarterly Three (3) Months Ended June 30, 2008	Quarterly Three (3) Months Ended September 30, 2008	Cumulative Nine (9) Months September 30, 2008
	$	$	$	$
SUPPLEMENTARY CASH FLOW INFORMATION: Income taxes paid, net of refund	10,500	25,000	30,000	62,500

Schedule # 6
Consolidated Mercantile Incorporated - Quarterly Financial Statements
Consolidated Statements of Retained Earnings at September 30, 2008
	Quarterly Three (3) Months Ended September 30, 2008	Quarterly Three (3) Months Ended September 30, 2007	Cumulative Nine (9) Months September 30, 2008	Cumulative Nine (9) Months September 30, 2007
	$	$	$	$
Balance, beginning of period as previously stated Unrealized gain on marketable securities, net of tax	13,357,269	10,145,137	13,285,290	9,839,400 237,135
Balance, beginning of period as restated Excess of cost of shares purchased for cancellation over stated value	13,357,269	10,145,137	13,285,290 (4,963)	10,076,535
Net earnings (loss) for the period	13,357,269 (67,811)	10,145,137 (771,189)	13,280,327 9,131	10,076,535 (702,587)
Balance, end of period	13,289,458	9,373,948	13,289,458	9,373,948

Schedule # 7
Consolidated Mercantile Incorporated - Quarterly Financial Statements
Consolidated Statements of Accumulated Other Comprehensive Loss at September 30, 2008
	Quarterly Three (3) Months Ended September 30, 2008	Quarterly Three (3) Months Ended September 30, 2007	Cumulative Nine (9) Months September 30, 2008	Cumulative Nine (9) Months September 30, 2007
	$	$	$	$
Balance, beginning of period as previously stated Share of accumulated unrealized exchange loss of significantly influenced company		(950,155)		(757,088)
Balance, beginning of period as restated Share of unrealized exchange loss of significantly influenced company for the period		(950,155) (190,292)		(757,088) (383,359)
Balance, end of period		(1,140,447)		(1,140,447)

Schedule # 8
Consolidated Mercantile Incorporated - Quarterly Financial Statements
Consolidated Statement of Operations and Comprehensive Income at September 30, 2008
	Quarterly Three (3) Months Ended September 30, 2008	Quarterly Three (3) Months Ended September 30, 2007	Cumulative Nine (9) Months September 30, 2008	Cumulative Nine (9) Months September 30, 2007
	$	$	$	$
REVENUE Interest income Investment income (loss)	88,253 (394,787)	51,051 (279,093)	271,731 (464,263)	138,106 281,202
EXPENSES Administrative and general (Gain) loss on foreign exchange	(306,534) 114,314 (380,707)	(228,042) 163,113 181,650	(192,532) 410,614 (638,680)	419,308 429,258 421,553
	(266,393)	344,763	(228,066)	850,811
EARNINGS (LOSS) FROM OPERATIONS BEFORE THE FOLLOWING Equity earnings (loss) of significantly influenced companies Gain on dilution of investment in former significantly influenced company	(40,569) (428)	(572,805) 136,805	35,534 2,436	(431,053) (204,538) 67,881
	(428)	136,805	2,436	(136,657)
EARNINGS (LOSS) BEFORE INCOME TAXES Income taxes (recovery)	(40,569) 27,242	(436,000) 617	37,970 28,839	(568,160) (28,447)
EARNINGS (LOSS) FROM CONTINUING OPERATIONS Loss from discontinued operations Share of earnings (loss) from discontinued operations of significantly influenced company	(67,811)	(436,617) (316,536) (18,036)	9,131	(539,713) (791,791) 628,917
		(334,572)		(162,874)
NET EARNINGS (LOSS) FOR THE PERIOD Other comprehensive income (loss), net of taxes Share of unrealized exchange loss of significantly influenced company for the period	(67,811)	(771,189) (190,292)	9,131	(702,587) (383,359)
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(67,,811)	(961,481)	9,131	(1,085,946)

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share from continuing operations
 Basic and diluted

Loss per share from discontinued operations
 Basic and diluted

Earnings (loss) per share
 Basic and diluted

Weighted average number of common shares
 Basic and diluted
	(0.01) 0.00 (0.01) 5,076,407	(0.08) (0.07) (0.15) 5,081,207	0.00 0.00 0.00 5,078,156	(0.11) (0.03) (0.14) 5,081,207

Schedule # 9
Consolidated Mercantile Incorporated - Quarterly Financial Statements
Consolidated Quarterly Statement of Cash Flows at September 30, 2008
	Quarterly Three (3) Months Ended September 30, 2008	Quarterly Three (3) Months Ended September 30, 2007	Cumulative Nine (9) Months September 30, 2008	Cumulative Nine (9) Months September 30, 2007
	$	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
 Earnings (loss) from continuing operations
 Unrealized (gain) loss on marketable securities
 Unrealized (gain) loss on foreign exchange
 Equity (gain) loss of significantly influenced companies
 Gain on dilution of investment in significantly influenced
 company
 Future income taxes
	(67,811) 139,469 (389,977) 428 27,239	(436,616) 152,412 181,183 (136,805) 617	9,131 100,207 (636,292) (2,436) 27,239	(539,713) (194,007) 426,458 204,538 (67,881) (28,156)

Change in non-cash components of working capital
 Decrease (increase) in accounts receivable
 (Increase) decrease in prepaid expenses
 (Decrease) increase in accounts payable & accruals
 (Decrease) increase in income taxes payable
	(290,652) 18,125 10,295 18,745 (11,787)	(239,210) 704 22,495 36,820 1,000	(501,651) 9,927 (22,527) (549,999) (7,339)	(198,761) (898) (22,431) 17,767 (2,591)
Funds provided by discontinued operations	(255,274)	(178,191)	(1,071,189)	(206,914) 8,012
	(255,274)	(178,191)	(1,071,189)	(198,902)
FINANCING ACTIVITIES Purchase of common shares for cancellation			(7,505)
INVESTING ACTIVITIES (Increase) decrease in short-term investments Decrease (increase) in notes receivable Decrease in note receivable from formerly consolidated subsidiary Proceeds on redemption of shares in significantly influenced company	3,009,667 (20,000)	142,722	1,892,284 772,459 59,891	961,671 250,000
	2,989,667	142,722	2,724,634	1,211,671
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	389,977	(181,183)	636,292	(426,458)
CHANGE IN CASH POSITION Cash and cash equivalents, beginning of period	3,124,370 10,119,274	(216,652) 4,376,365	2,282,232 10,961,412	586,311 3,573,402
CASH AND CASH EQUIVALENTS AT END OF PERIOD	13,243,644	4,159,713	13,243,644	4,159,713

Cash balances with banks Money market instruments	32,236 13,211,408	23,197 4,136,516
	13,243,644	4,159,713

Schedule # 10
Consolidated Mercantile Incorporated - Quarterly Financial Statements
Consolidated Statement of Quarterly Cash Flows at September 30, 2008
	Quarterly Three (3) Months Ended September 30, 2008	Quarterly Three (3) Months Ended September 30, 2007	Cumulative Nine (9) Months September 30, 2008	Cumulative Nine (9) Months September 30, 2007
	$	$	$	$
SUPPLEMENTARY CASH FLOW INFORMATION: Income taxes paid, net of refund	30,000	4,000	62,500	18,233

Valuation of Consolidated Mercantile Incorporated

Schedule # 11
Consolidated Mercantile Incorporated - Annual Financial Statements
Consolidated Balance Sheets at December 31 in Canadian Dollars
	2003	2004	2005	2006	2007	Note
ASSETS	$	$	$	$	$	#
Current Cash & cash equivalents Short-term investments Accounts receivable Due from joint venture Income taxes recoverable Inventories Prepaid expenses Notes receivable Future income taxes Assets for sale	1,475,320 84,277 37,622,193 1,089,135 178,581 45,256,246 2,988,216 1,967,300	12,320,246 587,746 7,343,508 4,569,191 89,219 211,332	7,064,845 3,916,062 6,284,546 611,389 5,608,494 293,112 69,538	3,573,402 6,627,101 21,645 23,841 18,000 12,140,648	10,961,412 5,461,581 26,351 23,446 832,459	1
Investments Notes receivable Assets held for sale Future income taxes Property, plant and equipment Goodwill Deferred financing costs Patent, trademarks & licence	90,661,268 496,714 2,184,916 52,075,544 2,190,824 1,165,512 307,226	25,121,242 11,912,447 570,000 1,834,803 118,720	23,847,986 6,779,250 856,267 1,786,574	22,404,637 508,631 1,193,449 14,987	17,305,249 378,746 457,513
	149,082,104	39,557,212	33,270,077	24,121,704	18,141,508
LIABILITIES
Current Bank Indebtedness Accounts payable & accruals Income taxes payable Liabilities of business being sold Current portion of long-term debt Future income taxes	19,727,764 40,127,699 2,648,998 6,200,731 81,751	1,287,920 3,817,025 2,430,440	5,132,074 2,991,443 868,003 9,996	105,493 853,707 9,162,066	693,078 849,469
Deferred gain Liabilities of business being sold Non-controlling interest Non-controlling interest of former consolidated subsidiary Long-term debt Future income taxes	68,786,943 25,384,536 28,137,868 4,960,648	7,535,385 3,709,090 1,087,500 178,000	9,001,516 2,709,015 562,685 66,400	10,121,266 671,689 1,353,719	1,542,547 420,953
	127,269,995	12,509,975	12,439,616	12,146,674	1,963,500
SHAREHOLDERS’ EQUITY
Capital stock Issued and outstanding Class A Preference shares Common shares	691,502 1,906,156	141,826 2,621,151	141,826 2,698,527	141,826 2,691,481	141,826 2,691,481	2 3
Contributed surplus Retained earnings Accumulated other comprehensive loss Cumulative translation account	2,597,658 59,411 20,629,808 (1,474,768)	2,762,977 59,411 25,093,049 (868,200)	2,840,353 59,411 18,979,164 (1,048,467)	2,833,307 59,411 9,839,400 (757,088)	2,833,307 59,411 13,285,290
	21,812,109	27,047,237	20,830,461	11,975,030	16,178,008
	149,082,104	39,557,212	33,270,077	24,121,704	18,141,508

Notes:

1.	Short-term investments

	2003	2004	2005	2006	2007
	$	$	$	$	$
Book value	84,277	587,746	3,916,062	6,627,101	5,461,581
Market value	84,277	595,369	3,929,552	6,627,101	5,461,581

2.	Class A Preference shares

	2003	2004	2005	2006	2007
Outstanding shares	1,538,493	315,544	315,544	315,544	315,544
Dollar value	$691,502	$141,826	$141,826	$141,826	$141,826

There are unlimited authorized $0.04 non-cumulative, non voting, non participating, $0.44 redeemable Class A Preference shares

3.	Common shares outstanding

	2003	2004	2005	2006	2007
Outstanding shares	4,873,083	5,011,307	5,094,507	5,081,207	5,081,207
Dollar value	$1,906,156	$2,621,151	$2,698,527	$2,691,481	$2,691,481

Schedule # 12
Consolidated Mercantile Incorporated - Annual Financial Statements
Consolidated Statements of Retained Earnings for the Years Ended December 31, 2005 to 2007
	2003	2004	2005	2006	2007
	$	$	$	$	$
BALANCE AT BEGINNING OF YEAR, as previously stated Unrealized gain on short-term investments, Net of taxes	18,207,460	20,629,808	25,093,049	18,979,164	9,839,400 237,135
BALANCE AT BEGINNING OF YEAR, as restated Excess of cost of shares purchased for cancellation over stated value Net earnings (loss) for the year	18,207,460 (446,211) 2,868,559	20,629,808 (776,232) 5,239,473	25,093,049 (10,432) (6,103,453)	18,979,164 (10,628) (9,129,136)	10,076,535 3,208,755
BALANCE AT END OF YEAR	20,629,808	25,093,049	18,979,164	9,839,400	13,285,290

Schedule # 13
Consolidated Mercantile Incorporated - Annual Financial Statements
Consolidated Statements of Accumulated Other Comprehensive Loss
for the Years Ended December 31
	2005	2006	2007
	$	$	$
BALANCE AT BEGINNING OF YEAR, as previously stated Share of accumulated unrealized exchange loss of significantly influenced company	0 (868,200)	0 (1,048,467)	0 (757,088)
BALANCE AT BEGINNING OF YEAR, as restated Other comprehensive income (loss) for the year	(868,200) (180,267)	(1,048,467) 291,379	(757,088) 757,088
BALANCE AT END OF YEAR	(1,048,467)	(757,088)	0

Schedule # 14A
Consolidated Mercantile Incorporated - Annual Financial Statements
Consolidated Statements of Operations and Other Comprehensive Income
for the Years Ended December 31, 2005, 2006 and 2007
	2005	2006	2007
	$	$	$
REVENUE Interest income Investment income (loss)	221,432 394,862	225,617 (217,608)	194,304 359,629
EXPENSES (Schedule # 15)	616,294 850,142	8,009 505,759	553,933 1,426,177

LOSS FROM OPERATIONS BEFORE THE FOLLOWING

 Equity loss of significantly influenced companies
 Gain on dilution of investment in former equity investee
 Gain on sale of investment in former consolidated subsidiary
 Gain on sale of investment in former equity investee
 Write-down of investment in significantly influenced company
 Write-down of investment in former equity investee
	(233,848) (847,323)	(497,750) (783,926) (991,732)	(872,244) (723,175) 67,881 130,850 5,272,151 (140,000)
	(847,323)	(1,775,658)	4,607,707
EARNINGS (LOSS) BEFORE INCOME TAXES Income taxes (recovery)	(1,081,171) (9,876)	(2,273,408) 700,263	3,735,463 (20,325)
EARNINGS (LOSS) FROM CONTINUING OPERATIONS Loss from discontinued operations, net of taxes Share of earnings (loss) from discontinued operations of significantly influenced company	(1,071,295) (1,003,492) (4,028,666)	(2,973,671) (1,343,646) (4,811,819)	3,755,788 (1,186,997) 639,964
	(5,,032,158)	(6,155,465)	(547,033)

NET EARNINGS (LOSS) FOR THE YEAR

Other comprehensive income (loss), net of taxes
 Share of unrealized exchange gain (loss) of significantly influenced company
 Reclassification of unrealized exchange gain of significantly influenced company to earnings
	(6,103,453) (180,267)	(9,129,136) 54,766 236,613	3,208,755 (321,100) 1,078,188
Other comprehensive income (loss)	(180,267)	291,379	757,088
COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	(6,283,720)	(8,837,379)	3,965,843

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share from continuing operations
 Basic and diluted

Loss per share from discontinued operations
 Basic and diluted

Earnings (loss) per share
 Basic and diluted
	(0.21) (0.99) (1.20)	(0.59) (1.21) (1.80)	0.74 (0.11) 0.63

Schedule # 14B
Consolidated Mercantile Incorporated - Annual Financial Statements
Consolidated Statements of Operations and Other Comprehensive Income
for the Years Ended December 31, 2003 and 2004
	2003	2004
	$	$
SALES COST OF SALES	254,512,134 191,814,022	88,053,309 69,462,839
OTHER INCOME Interest income Investment income (loss) Share of earnings (loss) from investment in limited partnership Sundry EXPENSES (Schedule # 15)	62,698,112 67,206 (144) 592 51,8511,032	18,590,470 172,614 12,299 19,098,176

EARNINGS (LOSS) FROM OPERATIONS BEFORE THE FOLLOWING

 Gain on sale of investment in former consolidated subsidiary
 Equity in earnings (loss) of significantly influenced companies
 Loss on disposal of investment of equity investee
	10,914,734 2,750	(322,793) 8,738,863 54,000 (26,706)
	2,750	8,766,157
EARNINGS BEFORE INCOME TAXES & NON-CONTROLLING INTEREST Income taxes (recovery)	10,911,984 4,261,988	8,443,364 2,410,938
EARNINGS BEFORE NON-CONTROLLING INTEREST Non-controlling interest	6,649,996 (3,786,937	6,032,426 (337,769)
EARNINGS FROM CONTINUING OPERATIONS Loss from discontinued operations, net of taxes Share of earnings (loss) from discontinued operations of significantly influenced company	2,868,559	5,694,657 (677,613) 222,429
NET EARNINGS FOR THE YEAR	2,868,559	5,239,473
EARNINGS (LOSS) PER SHARE Earnings (loss) per share from continuing operations Basic Diluted Loss per share from discontinued operations Basic Diluted Earnings (loss) per share Basic Diluted	0.59 0.50 0.59 0.50	1.13 1.07 (0.09) (0.09) 1.04 0.99

Schedule # 15
Consolidated Mercantile Incorporated - Annual Financial Statements
Schedule of Expenses for the Years Ended December 31
	2003	2004	2005	2006	2007
	$	$	$	$	$
EXPENSES Selling, administrative and general Impairment of goodwill Interest on long-term debt Loss (gain) on foreign exchange Loss on extinguishment of debt Amortization	40,957,962 1,713,775 9,179,295	14,527,774 366,996 995,014 3,208,392	539,540 118,720 26,359 (154,477) 320,000	540,036 (34,277)	1,083,445 342,732
	51,851,032	19,098,176	850,142	505,759	1,426,177

Schedule # 16
Consolidated Mercantile Incorporated - Annual Financial Statements
Consolidated Statements of Cash Flows for the Years Ended December 31
	2003	2004	2005	2006	2007
	$	$	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
 Earnings (loss) from continuing operations
 Items not affecting cash
 Changes in non-cash components of working
 capital
 Disposal of short-term investments
	2,868,559 13,763,624 28,575,739 144	5,694,657 (5,613,828) 1,800,777	(1,071,295) 1,109,100 (1,457,724)	(2,973,671) 2,551,569 19,722	3,755,788 (4,450,662) 579,038
Funds provided by discontinued operations Net cash flows of deconsolidated subsidiaries	45,208,066	1,881,606 (1,352,771) (1,648,310)	(1,419,919) 78,164	(402,380)	(115,836) 8,012
	45,208,066	(1,119,475)	(1,341,755)	(402,380)	(107,824)
FINANCING ACTIVITIES Issuance of common shares Purchase of common shares for cancellation Repayment of long-term debt Net increase (decrease) in bank indebtedness Proceeds from long-term debt Purchase of shares by consolidated subsidiary for cancellation issuance of shares by consolidated subsidiary	262,500 (473,139) (4,781,783) 17,942,877 1,100,662 (994,800) 139,243	253,130 (864,043) (674,623) (1,127,080)	79,625 (12,681) (550,000)	(17,674)
	13,195,560	(2,412,616)	(483,056)	(17,674)
INVESTING ACTIVITIES Decrease (increase) in note receivable to former consolidated subsidiary Increase in notes receivable Decrease (increase) in short-term investments Proceeds from disposal of investment in former consolidated subsidiary, net Proceeds from disposal of investment in former equity investee, net Cash disposed of on deconsolidation of subsidiary Increase in short-term investments Proceeds on disposal of investment, net Purchase and deposits on property, plant and equipment Purchase of shares of equity investees Other Acquisitions Due from joint venture	(13,918,735) (443,251) (44,135,914) (597,644)	(1,170,886) (503,470) 18,023,441 (148,483) (1,772,134) (51,451)	(3,377,060)	(250,000) (2,802,839)	1,082,459 (1,289,972) 1,634,870 420,954 6,003,795
	(59,095,544)	14,377,017	(3,377,060)	(3,052,839)	7,852,106
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	(3,433,602)		(83,386)	11,306	(356,272)
CHANGE IN CASH AND CASH EQUIVALENTS CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	(4,125,520) 5,600,840	10,844,926 1,475,320	(5,285,257) 12,320,246	(3,461,587) 7,034,989	7,388,010 3,573,402
CASH AND CASH EQUIVALENTS AT END OF YEAR	1,475,320	12,320,246	7,034,989	3,573,402	10,961,412

Schedule # 17
Consolidated Mercantile Incorporated - Annual Financial Statements
Consolidated Statements of Cash Flow for the Years Ended December 31
	2003	2004	2005	2006	2007
	$	$	$	$	$
SUPPLEMENTARY CASH FLOW INFORMATION FROM CONTINUING OPERATIONS: Interest paid Income taxes paid, net of refund	2,380,020 5,958,133	1,143,048 815,227	14,345 1,451,621	41,516	24,241
NON-CASH TRANSACTIONS Non-cash considerations paid on acquisition	9,503,486

Curriculum Vitae

Harry Figov BSc MBA CA CPA CA*CBV CFA
246 Cottingham Street
Toronto, Ontario, M4V 1C6
(B) (416) 928-2740
(C) (416) 457-4967
(F) (416) 928-9523
Email harryfigov@sympatico.ca

EDUCATION:

1998           Chartered Business Valuator (CBV) - Canada
1998           Certified Public Accountant (CPA), USA
1998      Certified Financial Planner (CFP)
1993           Chartered Financial Analyst (CFA)
1984 Chartered Accountant  – Canada
1981           M.B.A. - University of Cape Town, South Africa
Majors in Finance, Financial Modeling and Marketing.
1980      Chartered Accountant (SA) – South Africa
1975 Bachelor of Science - Mathematics, Numerical Analysis and
Computation

EXPERIENCE:
2006 to Present
Wilfrid Laurier University – Waterloo, Ontario - Teach the following topics to students enrolled in the MBA program and CFA Program:
• Investment Ethics and Professional Standards
• Review of Level I of the CFA program.

2004 to Present
Goodman Institute of Investment Management, John Molson School of Business, Concordia University, Montreal, Canada - Part-time lecturer,
Teach the following topics to students enrolled in the MBA program and CFA Program:
• Financial Statement Analysis and Derivative Investments
• Review of Level III of the CFA program.

2001 to Present
Jointly operate a preparatory valuation course for candidates writing the Membership Entrance Exam (MEE) of the Canadian Institute of Chartered Business Valuators (CICBV) to obtain the Chartered Business Valuator (CBV) designation

1995 to Present	President - HJF Financial Inc.

HJF Financial Inc. -  Providing professional support in the areas of:
• Qualified as an expert witness in Business Valuation in the Superior Court of Justice of Ontario and Court of Queen’s Bench of Alberta;
• Business valuations – valuation of technology, manufacturing, distribution and service companies.
• Option valuation.
• Litigation and Regulatory support – past and future income loss, personal injury, and economic loss.
• Family law – divorce.
• Purchase price allocation (PPA), goodwill impairment, transfer pricing.
• Due diligence assignments – loss of profit business interruption insurance claims, surety financial statements, business acquisitions and divestitures, and option valuation.
• Education services – on site and offsite financial educational courses for line management and staff.
• Acquisition and divestiture consulting.

1994 to 1995	Associate - Corporate Valuation Services – Business Valuation Practice specializing in technology companies.

1992 to 1993	Vice-President Accounting - Canadian Reinsurance

1988 to 1992	Ontario Regional Controller - Wellington Insurance - A Property and Casualty insurance company with regional sales in excess of $300 million through eight business units.

1983 to 1988
Vice - President and CFO – Lansair Ltd. – Subsidiary of Associated Engineering, a publicly quoted U.K. manufacturer of automotive parts. In Canada operated as an importer and distributor of automotive parts with sixteen (16) branches. Responsible for all finance, human resources, corporate secretarial, and information system functions.

1976 to 1977	Junior lecturer – Department of Military Science, University of Stellenbosch, Stellenbosch, South Africa

PROFESSIONAL MEMBERSHIPS:

Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of Ontario
Illinois CPA Society
CFA Institute
Toronto CFA Society
Canadian Institute of Chartered Business Valuators
American Society of Appraisers – Candidate membership

EDUCATIONAL SERVICES

Providing educational services through preparatory courses for the following:

CFA - Chartered Financial Analyst (CFA) Levels I, II & III review courses courses

CBV - Preparatory courses for candidates writing the Membership Entrance
           Exam (MEE) to obtain the Chartered Business Valuator (CBV)
           designation granted by the Canadian Institute of Chartered Business
           Valuators (CICBV)

ADDITIONAL
Part-time lecturer, Goodman Institute of Investment Management, John Molson School of Business, Concordia University, Montreal, Canada. Concordia University is a CFA Partner with the CFA Institute.

Served as Instructor for the Advanced Business & Securities Valuation Course, administered by Atkinson College, York University for the Canadian Institute of Chartered Business Valuators (CICBV)

2004 to 2006	Montreal CFA Institute – Taught Levels I, II, and III of CFA Review Program for Institute:

1995 to 1999	Grader and marker for the Chartered Financial Analyst (CFA) Level III exam

1999 to 2000	Grader and marker for the Chartered Business Valuator (CBV) Membership Entrance Exam (MEE)

Author of FIGOV NOTES, preparatory notes for CFA Levels I, II, and III candidates. (www.figovnotes.com)

HJF Financial Inc.

Business Valuations, Litigation Support Services
Educational Services and Independent Research

Tel:          (416) 928-2740                                                                                                                     246 Cottingham Street
Fax:         (416) 928-9523                                                                                                                     Toronto
Cellular:  (416) 457-4967                                                                                                                     Ontario
Email:      harryfigov@sympatico.ca                                                                                                                     M4V 1C6

September 2, 2009

The Independent Committee
The Board of Directors
Consolidated Mercantile Incorporated
106 Avenue Road
Toronto
Ontario
M5H 2H3

To the Independent Committee of the Board of Directors of Consolidated Mercantile Inc.:

Update as at August 31, 2009 of the Comprehensive Valuation of the Shares of Consolidated Mercantile Incorporated as at December 31, 2008

INTRODUCTION

We are updating our valuation report (“Update”) dated January 16, 2009 (“January Report”), where we provided you with our calculation of the fair market value (“FMV”) of all the issued and outstanding common shares of Consolidated Mercantile Incorporated (the “Company” or “CMI”) at December 31, 2008 (the “Original Valuation Date”).

The fair market value of all the issued and outstanding common shares of CMI at December 31, 2008 in the January Report was in the range of SEVENTEEN MILLION THREE HUNDRED AND FIFTY EIGHT THOUSAND TWO HUNDRED AND EIGHTY ONE dollars Canadian ($17,358,281) or THREE DOLLARS AND FORTY TWO CENTS Canadian ($3.42) per share based on FIVE MILLION AND SEVENTY SIX THOUSAND FOUR HUNDRED AND SEVEN common shares outstanding.

This Update needs to be read in conjunction with the January Report.

The updated valuation date is August 31, 2009 (“Valuation Date”).

We understand that the January Report is now stale-dated and therefore needs to be updated to reflect FMV at August 31, 2009 in order to meet regulatory mailing requirements.

FAIR MARKET VALUE OF CMI AT AUGUST 31, 2009

The fair market value of all the issued and outstanding common shares of CMI at August 31, 2009 is in the range of SIXTEEN MILLION TWO HUNDRED AND EIGHTY SIX THOUSAND FOUR HUNDRED AND ONE dollars Canadian ($16,286,401) or THREE DOLLARS AND TWENTY ONE CENTS Canadian ($3.21) per share based on FIVE MILLION AND SEVENTY SIX THOUSAND FOUR HUNDRED AND SEVEN common shares outstanding as set out in Table # 1.

Table # 1
Fair Market Value of CMI at August 31, 2009
	Column	Table # 3
Common share capital Contributed surplus Retained earnings		Note # 8 Note # 8 Note # 8	$ 2,688,939 59,411 13,538,051
Total common share capital	1		$16,286,401
Number of common shares outstanding	2		5,076,407
Adjusted net book value per share	1 ÷ 2		$3.21

This fair market value is predicated on the redemption of the Class A Preference shares prior to the merger.

INDEPENDENCE OF HJF FINANCIAL INC.

We confirm that we have taken all reasonable steps to ascertain whether or not HJF or any of the valuators assigned to this engagement have any conflicts of interest related to our engagement to prepare this report. Based on our own investigations of relevant facts and considerations, we confirm that we are unaware of any existing, potential or perceived conflicts of interest by HJF or any of the valuators assigned to this engagement and that, to the best of our knowledge and belief, we are independent for purposes of providing a valuation in respect of the Proposed Transaction. We further confirm that:

1.	HJF was initially contacted in connection with this engagement for the January Report on or around mid June 2008;

2.	HJF was contacted in connection with this Update on around June 25, 2009;

3.	The valuator preparing this report for HJF is Harry Figov, BSc, MBA, CA·CBV, CPA, CFA;

4.	HJF has not conducted any prior valuation of CMI;

5.	There are no understandings or agreements between HJF, Genterra and CMI with respect to future business dealings;

6.	HJF has no financial interest in CMI or Genterra, or in the outcome of the Proposed Transaction;

7.	HJF has not and currently does not provide other services to Genterra or CMI;

8.	HJF does not have any contemplated arrangements to provide future services to Genterra or CMI; and

9.	Under the terms of the engagement, the remuneration of HJF does not depend, in whole or in part, on our conclusions or on the success of the Proposed Transaction;

DEFINITION OF FAIR MARKET VALUE

For the purposes of our engagement, fair market value is defined as the highest price obtainable in an open and unrestricted market, between informed and prudent parties, acting at arm’s length and with no compulsion to transact, expressed in terms of money or money’s worth.

If we are asked to consider a different basis of value, our conclusions herein may change.

Fair market value as defined above is different from the price that may be realized between a buyer and a seller of the Company in an open market transaction. This difference may arise from a variety of factors that exist in the real market and do not exist in the notional marketplace contemplated by the aforementioned fair value definition. These factors may include, but are not limited to:

•	Differing negotiating ability of the buyer and seller;
•	The structure and consideration of the purchase price;
•	Differing levels of knowledge between the buyer and the seller;
•	Momentum and public market dynamics; and
•	Benefits relating to buyer-specific synergies and other economic benefits

Given the nature of the engagement, we have not exposed the shares of CMI to the marketplace to determine whether some purchasers, for their own particular reasons, might perceive a value different from that determined by us.

SPECIAL PURCHASERS

FMV generally takes into account the existence of special purchasers who may believe they can enjoy post-acquisition economies of scale, synergies or strategic advantages by combining the acquired businesses with their own and who, therefore, may be willing to pay higher prices. CMI may represent a special interest purchaser of Genterra. However, we have not been informed of any specific economic benefits accruing to CMI through the acquisition of Genterra other than the ability of the post acquisition combined entity to immediately utilize tax loss carry forwards incurred by CMI. The benefit of this tax loss carry forward has been assessed in determining the FMV of CMI.

Until a business is exposed for sale, the existence of special purchasers is speculative at best. Even where special purchasers can be identified, a conclusion that they could be negotiated into a position to pay for potential cost savings or synergies, would be equally speculative. Therefore, we have not specifically quantified and included in our analyses the extent to which such special purchasers, other than CMI, may be willing to pay for post-acquisition economies of scale, synergies, or strategic advantages.

CMI - TRADING PRICES AND VOLUME – FAIR MARKET VALUE VERSUS PRICE

The FMV of CMI is different from the recent stock market trading prices, illustrated in Table # 2 setting out the monthly trading price and trading volume from January 2009 to June 2009 on the Toronto Stock Exchange:

Table # 2
CMI – Monthly Trading Volume – Toronto Stock Exchange
Month	High	Low	Month End Closing	Monthly Volume	Monthly Trading Volume as Percentage of Float Outstanding Shares
	$	$	$	#	%
January 2009	1.50	1.40	1.50	72,000	3.38
February 2009	1.50	1.35	1.49	136,700	6.42
March 2009	2.25	1.42	1.80	253,000	11.88
April 2009	2.65	2.05	2.60	98,300	4.62
May 2009	2.75	2.50	2.50	48,700	2.29
June 2009	2.60	2.25	2.60	28,900	1.36
July 2009	2.65	2.00	2.35	11,600	0.54

We have used 2,129,574 common shares as the float out of a total of 5,076,407 common shares issued and outstanding. This represents the common shares owned by the minority shareholders of CMI.

There are various factors that are present in the public market that can impact the price of public company stock that are not necessarily considered under the definition of FMV noted herein:

•	Differing negotiating ability of the buyer and seller;
•	The structure and consideration of the purchase price;
•	Differing levels of knowledge between the buyer and the seller;
•	Momentum and public market dynamics; and
•	Benefits relating to buyer-specific synergies and other economic benefits

Specifically, this difference may reflect the following factors, among other factors:

•	The share price appears to have increased over the previous six (6) months. This could be due to the public announcement of the merger transaction;

•	CMI has a single majority shareholder and the market price may continue to reflect a discount for minority shareholdings; and

•	Management holding companies may trade at a discount to their net asset value;

In addition, given the low monthly volume of CMI shares that are transacted for, the public market trading price at any one point in time may not be reflective of an open and unrestricted market as is contemplated in the definition of fair market value.

CURRENCY

All currency amounts expressed herein are in Canadian dollars, unless otherwise noted.

SCOPE OF REVIEW

In determining the FMV of all the issued and outstanding shares of CMI, we have reviewed and relied upon the following:

1.	All information as set out in the January Report;

2.	Historical consolidated audited:
▪	Balance Sheet
▪	Statement of Retained Earnings
▪	Statement of Accumulated Other Comprehensive Loss
▪	Statement of Operations and Other Comprehensive Income
▪	Statement of Cash Flows:
▪	Schedule to Financial Statements

of CMI for the fiscal year ended December 31, 2008;

3.	Quarterly consolidated unaudited interim financial statements for the quarters ended March 31, 2009 and June 30, 2009;

4.	CMI Annual Information Form dated March 23, 2009;

5.	Schedules provided by CMI providing details and backup of ‘Cash and Cash Equivalents’ and investments at March 31, 2009, June 30, 2009 and July 31, 2009;
6.	General economic information relating to the economy on or about the Valuation Date;

7.	Historical trading price and trading volume for CMI on the Toronto Stock Exchange from the TMX – Money website for the period January 1, 2009 to July 31, 2009;

8.	Schedule of tax liability to June 30, 2008;

9.	Schedule of tax losses;

10.	Discussions with Mr. Stan Abramowitz, Secretary and Chief Financial Officer of CMI;

Consistent with the terms of our engagement, we have not audited, corroborated or otherwise independently verified any of the information provided by CMI management and CMI upon which our conclusions are based.

We have received an updated letter of representation signed by Mr. Stan Abramowitz, Secretary and Chief Financial Officer of CMI, wherein they have confirmed certain representations made to us, including a general representation that:

1.	They have reviewed this Update Report in draft form and have discussed it with us;

2.	They are satisfied with our explanations and the approach adopted by us as set out herein; and

3.
They have confirmed they have no information or knowledge not disclosed in the report with respect to our calculation of FMV of all the issued and outstanding common shares of CMI, which could reasonably be expected to alter our conclusions herein;

MAJOR ASSUMPTIONS

In determining the comprehensive FMV for all the issued and outstanding shares of CMI we relied upon the following assumptions in addition to the assumptions identified throughout our report:

1.
All historical annual and quarterly financial statements provided to us by CMI management present fairly, in all material respects, the financial position, the operating results and changes in the financial position of CMI for the relevant periods reported on;

2.
At the Valuation Date, CMI had no materially contingent liabilities, environmental issues, unusual contractual obligations, pending or threatened litigation or substantial commitments other than those disclosed in this report;

3.	At the Valuation Date there were no contracts being negotiated that would have a material effect on the future financial position or operating results of CMI other than those disclosed in this report;

4.
There have been no material events or changes that have occurred between the Valuation Date and date of this report in CMI’s financial position and operating results that may effect the calculations and conclusions contained in this report other than those disclosed in this report;

5.
We have not considered the income tax consequences to CMI shareholders with respect to this transaction. Our comprehensive FMV for all the issued and outstanding common shares of CMI is based on the assumption that CMI shareholders would be able to consummate the proposed transaction without adverse income tax consequences;

6.	There has been no material change in the financial condition of CMI between June 30, 2009, the date of the most recent quarterly financial statements, and August 31, 2009, the Valuation Date;

7.
There has been no material change in the value of “Cash and cash equivalents” and “Marketable Securities” between July 31, 2009, the date of the most recent management produced schedules, and August 31, 2009, the Valuation Date;

OVERVIEW OF THE ECONOMY

The U.S. economy is in recession and interest rates have been lowered by the Federal Reserve to almost zero. Interest rates have also been lowered by the Bank of Canada in Canada to historical lows.

Consumers continue to be cautious with their spending, inflation is low and was negative for the month of June. Stocks markets in both Canada and the U.S. have recovered somewhat from their lows in October 2008. The investment climate is likely to continue be difficult for the foreseeable future.

TAX LOSSES

CMI had the following tax loss-carry forwards at December 31, 2008:

Expiration Date	Amount
$
2014 2015 2026	49,064 493,123 584,914
1,127,101

We estimate that CMI will be able to utilize $47,000 a year of the available tax losses as a stand alone company over the next eighteen (18) years, for a total of $846,000 resulting in $281,101 of the available $1,127,101 being lost.

We have been informed by management that all these tax losses can be utilized by the merged company and should be fully used up in the first year of the merger.

VALUATION APPROACHES AND METHODS

Asset Approach

The Asset Approach relies on the principal of substitution and recognizes that a prudent investor would pay no more for an asset than the cost to replace it with an identical or similar unit of equivalent utility.

The Asset Approach includes the adjusted net assets method. Under this method, a valuation analysis is performed for a company’s identified capital, financial, and other assets and the liabilities. The individual values of these assets are then aggregated and the values of the liabilities are deducted to determine the value of the entity.

Approach Selected

We will use the same valuation approach used in the January Report, namely an Adjusted Net Book Value Approach because CMI is a management holding company and the appropriate valuation approach to determine fair market value of CMI is an Asset Approach. The fair market value of CMI is not necessarily related directly to the earnings of the Company, but rather is tied to the fair market value of the assets the Company holds.

Pursuant to the Asset Approach, the book values of CMI have been converted to their respective fair market values. Latent income taxes have been provided for on the actual and accrued gains associated with the assets.

Adjusted Net Book Value Approach

This approach utilizes an adjusted net book value approach where all assets and liabilities are restated to their fair market value as if these assets continue to be in use. This value would represent the highest value of CMI since it does not appear to have any goodwill value in its current state.

The adjusted net book value (or net tangible asset backing) underlying the outstanding equity of  CMI is determined by adjusting shareholder's equity as stated in the financial statements as follows:

•	Add (deduct) the amount by which the greater of the market value or depreciated replacement value of each of the CMI’s tangible asset pools exceeds (is less than) their respective book values;
•	Deduct (add) the amount by which the market value of the CMI’s liabilities exceeds (is less than) their respective book values; and

The asset values in an adjusted net book value calculation are based on a going concern assumption where their values are determined based on their net contribution to the business assuming continued use as opposed to value in exchange. The main difference between value in use and value in exchange in this context is that value in use:

•	Reflects the net cash inflows accruing from asset utilization; and
•	Includes all installation and start-up costs.

In the context of adjusted net book value, value in use is never less than value in exchange.

ADJUSTED NET BOOK VALUE

Table # 3
Consolidated Mercantile Incorporated – Balance Sheet
Adjusted Net Book Value
	Balance Sheet June 30, 2009	Adjustments	Adjusted Net Book Value	Note
ASSETS	$	$	$	#
CURRENT Cash & cash equivalents Short-term investments Accounts receivable Prepaid expenses	14,712,880 2,245,899 10,527 228,979	(69,752) 26,545	14,643,128 2,272,444 10,527 228,979	1 2 3 4
INVESTMENTS TAX LOSS CARRY FORWARD	17,198,285 293,599	(43,207) (19,009) 206,008	17,155,078 274,590 206,008	5 6
	17,491,884	143,792	17,635,676
LIABILITIES
CURRENT Accounts payable & accrued liabilities Income taxes payable	120,593 1,089,843		120,593 1,089,843
	1,210,436		1,210,436
SHAREHOLDERS’ EQUITY
CAPITAL STOCK 315,544 Class A Preference shares 5,076,407 Common Shares CONTRIBUTED SURPLUS RETAINED EARNINGS	141,826 2,688,939 2,830,765 59,411 13,391,272	(2,987) 146,779	138,839 2,688,939 2,827,778 59,411 13,538,051	7 8 8 8
	16,281,448	143,792	16,425,240
	17,491,884		17,635,676
Shares outstanding Preference Common	315,544 5,076,407		315,544 5,076,407
Adjusted net book value per common share			$3.21	8

ANALYSIS OF ASSETS AND LIABILITIES ADJUSTMENTS TO NET BOOK VALUE

The notes explain all the adjustments to the book value of the assets and liabilities of CMI.

1.	Cash and Cash Equivalents

Balances at July 31, 2009 at FMV
	U.S.	Rate US-Cdn	Canadian	Total
	$	$	$	$
Cash			25,128
Cash equivalents Deposit Deposit Commercial paper Commercial paper			650,000 13,968,000
14,643,128

Notes:

1.	No US dollar denominated investments;

2.	Short-term Investments.

Balances at July 31, 2009 at FMV
	Amount	Note
	$	#
Limited Partnership # 1	912,450
Limited Partnership # 2	1,008,217
Limited Partnership # 3	351,777	2
	2,272,444

Notes:

1.	Values supplied by CMI;

2.	Limited Partnership # 3 – this investment is held by 2041804 Ontario Inc., a wholly owned subsidiary of CMI;

3.	Accounts Receivable – Assume fully collectable;

4.	Prepaid Expenses – Assume these expenses can be fully utilized;

5.	Investments

CMI beneficially owns 292,117 common shares in Genterra. There are 19,339,188 shares of Genterra outstanding.

Genterra is a related company with the same controlling group of shareholders as CMI. It is an Ontario public company with significant interests in real estate properties located in Ontario, Canada, and investments in marketable securities.

Corporate Valuation Services (“CVS”) has provided a preliminary estimate that the fair market value of the Genterra shares is ninety four cents ($0.94) per share at Valuation Date. CMI has an unrealized loss of $19,009 on the book value of the Genterra shares.

The values are summarized:
Genterra Shares
Book Value	Fair Market Value	Unrealized Loss
$	$	$
293,599	274,590	(19,009)

6.	Tax Loss Carry Forward

CMI has the following the following tax loss-carry forwards:

$
Tax loss carry forward	1,127,101
Available for use as a standalone entity	846,000
PV of $47,000 per annum for 18 years at 4%	614,950
Value of tax loss on $614,950 at 33.5%	206,008

7.	Class A Preference Shares

CMI has issued and outstanding 315,544 $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable Class A Preference shares.

We have been informed that it is intended that these shares will be redeemed at $0.44 per share prior to the merger. CMI has the resources to redeem the preference shares and we have valued these preference shares at their redemption value of $0.44 per share (see Table # 3).

The redemption value has been calculated as follows:

Class A Preferred Shares
Shares Outstanding	Redemption Price per Share	Redemption Value	Book Value	Difference Gain/(Loss)
1	2	1 x 2
#	$	$	$	$
315,544	0.44	138,839	141,826	(2,987)

8.	Adjusted Net Book Value Per Common Share

The adjusted net book value per share has been calculated as follows:

	Column
Common share capital Contributed surplus Retained earnings		$ 2,688,939 59,411 13,538,051
Total common share capital	1	$16,286,401
Number of common shares outstanding	2	5,076,407
Adjusted net book value per share	1 ÷ 2	$3.21

RESTRICTIONS

Our calculation of FMV for all the issued and outstanding shares of CMI is prepared as at August 31, 2009 as required by our mandate based on current and prospective information publicly available and made available to us by CMI as at the date of this report. Events and changes in circumstances that occur after the date of our report and the passage of time may render the conclusions contained in this report inappropriate for any date other than the Valuation Date.

This report may be used in any offering document related to this particular transaction and submitted to appropriate regulatory authorities where required. However, this report is not intended for general circulation or publication, nor is it to be reproduced, referred to or used for any other purpose other than outlined herein, without our written consent in each specific instance. We do not assume any responsibility or liability for losses incurred by any parties as a result of the circulation, publication, reproduction or use of this report contrary to the provisions of this paragraph.

We reserve the right, but will be under no obligation, to review all calculations and conclusions included or referred to in this report and, if we consider necessary, to revise our calculations and conclusions in light of any information existing at the Valuation Date which becomes known to us after the date of this report.

Furthermore, the comprehensive FMV presented in this report and our conclusions is intended for the use by the Independent Committee of the Board of Directors, the Board, and Shareholders in assisting in evaluating the terms of the proposed merger between CMI and Genterra and is not to be interpreted as a recommendation to buy, sell, or engage in other transactions of CMI shares.

Toronto, Canada
September 9, 2009

HJF Financial Inc.
Per:
Harry Figov, BSc, MBA, CA, CPA, CFA, CA*CBV

Schedule # 1
Consolidated Mercantile Incorporated - Quarterly Financial Statements
Consolidated Quarterly Balance Sheets in Canadian Dollars
	March 31, 2009	June 30, 2009
ASSETS	$	$
CURRENT Cash & cash equivalents Short-term investments Accounts receivable Prepaid expenses Notes receivable	14,858,035 2,109,016 17,497 150,632 100,000	14,712,880 2,245,899 10,527 228,979
INVESTMENTS	17,235,180 295,382	17,198,285 293,599
	17,530,562	17,491,884
LIABILITIES
CURRENT Accounts payable & accrued liabilities Income taxes payable	151,029 849,065	120,593 1,809,843
DEFERRED GAIN	1,000,094 42,050	1,210,436
	1,042,144	1,210,436
SHAREHOLDERS’ EQUITY
CAPITAL STOCK CONTRIBUTED SURPLUS RETAINED EARNINGS	2,830,765 59,411 13,598,242	2,830,765 59,411 13,391,272
	16,488,418	16,281,448
	17,530,562	17,491,884

Schedule # 2
Consolidated Mercantile Incorporated - Quarterly Financial Statements
Consolidated Quarterly Statements of Retained Earnings
	Quarterly Three (3) Months Ended March 31, 2009	Quarterly Three (3) Months Ended June 30, 2009	Cumulative Six (6) Months June 30, 2009
	$	$	$
BALANCE AT BEGINNING OF PERIOD Net earnings (loss) for the period	13,627,690 (29,448)	13,598,242 (206,970)	13,627,690 (236,418)
BALANCE AT END OF PERIOD	13,598,242	13,391,272	13,391,272

Schedule # 3
Consolidated Mercantile Incorporated - Quarterly Financial Statements
Consolidated Quarterly Statements of Operations and Comprehensive Income/(Loss)
	Quarterly Three (3) Months Ended March 31, 2009	Quarterly Three (3) Months Ended June 30, 2009	Cumulative Six (6) Months June 30, 2009
	$	$	$
REVENUE Interest income Investment income (loss)	38,978 82,137	24,422 144,016	63,400 226,153
EXPENSES Administrative and general (Gain) loss on foreign exchange Impairment loss on note receivable	121,115 135,382 (1,364) 19,000	168,438 387,103 2,353 19,000	289,553 522,485 989 38,000
	153,018	408,456	561,474
EARNINGS (LOSS) FROM OPERATIONS BEFORE THE FOLLOWING Equity earnings (loss) of significantly influenced companies Deferred gain recognized on sale of former consolidated sub	(31,903) 2,955	(240,018) (1,783) 42,050	(271,921) 1,172 42,050
EARNINGS (LOSS) BEFORE INCOME TAXES Income taxes -current	(28,948) 500	(199,751) 7,219	(228,699) 7,719
NET EARNINGS (LOSS) FOR THE PERIOD	(29,448)	(206,970)	(236,418)
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(29,448)	(206,970)	(236,418)
EARNINGS (LOSS) PER SHARE Basic and diluted Weighted average number of common shares Basic and diluted	(0.01) 5,076,407	(0.04) 5,076,407	(0.05) 5,076,407

Schedule # 4
Consolidated Mercantile Incorporated - Quarterly Financial Statements
Consolidated Statements of Quarterly Cash Flows
	Quarterly Three (3) Months Ended March 31, 2009	Quarterly Three (3) Months Ended June 30, 2009	Cumulative Six (6) Months June 30, 2009
	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
 Net earnings (loss) for the period
 Unrealized (gain) loss on marketable securities
 Unrealized gain (loss) on foreign exchange
 Equity (gain) loss of significantly influenced companies
 Accretion interest on discounted note receivable
 Impairment loss on note receivable
 Deferred gain recognized on sale of former consolidated sub
	(29,448) 100,507 (57) (2,995) (19,065) 19,000	(206,970) (74,418) 410 1,783 (18,935) 19,000 (42,050)	(236,418) 26,089 353 (1,172) (38,000) 38,000 (42,050)

Change in non-cash components of working capital
 Decrease (increase) in accounts receivable
 (Increase) decrease in prepaid expenses
 (Decrease) increase in accounts payable & accruals
 (Decrease) increase in income taxes payable
	67,982 3,300 (101,622) 29,848 9,500	(321,180) 6,970 (78,347) (30,436) 240,778	(253,198) 10,270 (179,969) (588) 250,278
	9,008	(182,215)	(173,207)
FINANCING ACTIVITIES Purchase of common shares for cancellation
INVESTING ACTIVITIES (Increase) decrease in short-term investments Decrease (increase) in notes receivable	670,571	(62,465) 99,935	608,106 99,935
	670,571	37,470	708,041
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	57	(410)	(353)
CHANGE IN CASH POSITION Cash and cash equivalents, beginning of period	679,636 14,178,399	(145,155) 14,858,035	534,481 14,178,399
CASH AND CASH EQUIVALENTS AT END OF PERIOD	14,858,035	14,712,880	14,712,880

      Cash & cash equivalents consist of cash balances with banks & investments in money market instruments
      Cash & cash equivalents included in the cash flow statement are comprised of the following balance sheet amounts:
Cash balances with banks Money market instruments	56,925 14,801,110	49,071 14,663,809
	14,858,035	14,712,880

Schedule # 5
Consolidated Mercantile Incorporated - Quarterly Financial Statements
Consolidated Statements of Quarterly Cash Flows
	Quarterly Three (3) Months Ended March 31, 2009	Quarterly Three (3) Months Ended June 30, 2009	Cumulative Six (6) Months June 30, 2009
	$	$	$
SUPPLEMENTARY CASH FLOW INFORMATION: Income taxes paid, net of refund	2,500	22,324	24,824

Schedule # 6
Consolidated Mercantile Incorporated - Annual Financial Statements
Consolidated Balance Sheets at December 31 in Canadian Dollars
	2004	2005	2006	2007	2008	Note
ASSETS	$	$	$	$	$	#
Current Cash & cash equivalents Short-term investments Accounts receivable Income taxes recoverable Inventories Prepaid expenses Notes receivable Future income taxes Assets for sale	12,320,246 587,746 7,343,508 4,569,191 89,219 211,332	7,064,845 3,916,062 6,284,546 611,389 5,608,494 293,112 69,538	3,573,402 6,627,101 21,645 23,841 18,000 12,140,648	10,961,412 5,461,581 26,351 23,446 832,459	14,178,399 2,880,094 20,797 49,010 99,935	1
Investments Notes receivable Assets held for sale Future income taxes Property, plant and equipment Goodwill Deferred financing costs Patent, trademarks & licence	25,121,242 11,912,447 570,000 1,834,803 118,720	23,847,986 6,779,250 856,267 1,786,574	22,404,637 508,631 1,193,449 14,987	17,305,249 378,746 457,513	17,228,235 292,427
	39,557,212	33,270,077	24,121,704	18,141,508	17,520,662
LIABILITIES
Current Bank Indebtedness Accounts payable & accruals Income taxes payable Liabilities of business being sold Current portion of long-term debt Future income taxes	1,287,920 3,817,025 2,430,440	5,132,074 2,991,443 868,003 9,996	105,493 853,707 9,162,066	693,078 849,469	121,181 839,565
Deferred gain Liabilities of business being sold Non-controlling interest Non-controlling interest of former consolidated subsidiary Long-term debt Future income taxes	7,535,385 3,709,090 1,087,500 178,000	9,001,516 2,709,015 562,685 66,400	10,121,266 671,689 1,353,719	1,542,547 420,953	960,746 42,050
	12,509,975	12,439,616	12,146,674	1,963,500	1,002,796
SHAREHOLDERS’ EQUITY
Capital stock Issued and outstanding Class A Preference shares Common shares	141,826 2,621,151	141,826 2,698,527	141,826 2,691,481	141,826 2,691,481	141,826 2,688,939	2 3
Contributed surplus Retained earnings Accumulated other comprehensive loss Cumulative translation account	2,762,977 59,411 25,093,049 (868,200)	2,840,353 59,411 18,979,164 (1,048,467)	2,833,307 59,411 9,839,400 (757,088)	2,833,307 59,411 13,285,290	2,830,765 59,411 13,627,690
	27,047,237	20,830,461	11,975,030	16,178,008	16,517,866
	39,557,212	33,270,077	24,121,704	18,141,508	17,520,662

Notes:

1.	Short-term investments

	2004	2005	2006	2007	2008
	$	$	$	$	$
Book value	587,746	3,916,062	6,627,101	5,461,581	2,880,094
Market value	595,369	3,929,552	6,627,101	5,461,581	2,880,094

2.	Class A Preference shares

	2004	2005	2006	2007	2008
Outstanding shares	315,544	315,544	315,544	315,544	315,544
Dollar value	$141,826	$141,826	$141,826	$141,826	$141,826

There are unlimited authorized $0.04 non-cumulative, non voting, non participating, $0.44 redeemable Class A Preference shares

3.	Common shares outstanding

	2004	2005	2006	2007	2008
Outstanding shares	5,011,307	5,094,507	5,081,207	5,081,207	5,076,407
Dollar value	$2,621,151	$2,698,527	$2,691,481	$2,691,481	$2,688,93

Schedule # 7
Consolidated Mercantile Incorporated - Annual Financial Statements
Consolidated Statements of Retained Earnings for the Years Ended December 31, 2004 to 2008
	2004	2005	2006	2007	2008
	$	$	$	$	$
BALANCE AT BEGINNING OF YEAR, as previously stated Unrealized gain on short-term investments, Net of taxes	20,629,808	25,093,049	18,979,164	9,839,400 237,135	13,285,290
BALANCE AT BEGINNING OF YEAR, as restated Excess of cost of shares purchased for cancellation over stated value Net earnings (loss) for the year	20,629,808 (776,232) 5,239,473	25,093,049 (10,432) (6,103,453)	18,979,164 (10,628) (9,129,136)	10,076,535 3,208,755	13,285,290 (4,963) 347,363
BALANCE AT END OF YEAR	25,093,049	18,979,164	9,839,400	13,285,290	13,627,690

Schedule # 8
Consolidated Mercantile Incorporated - Annual Financial Statements
Consolidated Statements of Accumulated Other Comprehensive Loss
for the Years Ended December 31
	2006	2007	2008
	$	$	$
BALANCE AT BEGINNING OF YEAR, as previously stated Share of accumulated unrealized exchange loss of significantly influenced company	0 (1,048,467)	0 (757,088)	0 0
BALANCE AT BEGINNING OF YEAR, as restated Other comprehensive income (loss) for the year	(1,048,467) 291,379	(757,088) 757,088	0 0
BALANCE AT END OF YEAR	(757,088)	0	0

Schedule # 9
Consolidated Mercantile Incorporated - Annual Financial Statements
Consolidated Statements of Operations and Other Comprehensive Income
for the Years Ended December 31, 2006, 2007 and 2008
	2006	2007	2008
	$	$	$
REVENUE Interest income Investment income (loss)	225,617 (217,608)	194,304 359,629	361,211 (1,045,628)
EXPENSES (Schedule # 15)	8,009 505,759	553,933 1,426,177	(684,417) (1,062,193)

EARNINGS (LOSS) FROM OPERATIONS BEFORE THE FOLLOWING

 Equity loss of significantly influenced companies
 Gain on dilution of investment in former equity investee
 Gain on sale of investment in former consolidated subsidiary
 Gain on sale of investment in former equity investee
 Write-down of investment in significantly influenced company
 Write-down of investment in former equity investee
	(497,750) (783,926) (991,732)	(872,244) (723,175) 67,881 130,850 5,272,151 (140,000)	377,776 4,572 (31,000)
	(1,775,658)	4,607,707	(26,428)
EARNINGS (LOSS) BEFORE INCOME TAXES Income taxes (recovery)	(2,273,408) 700,263	3,735,463 (20,325)	351,348 3,985
EARNINGS (LOSS) FROM CONTINUING OPERATIONS Loss from discontinued operations, net of taxes Share of earnings (loss) from discontinued operations of significantly influenced company	(2,973,671) (1,343,646) (4,811,819)	3,755,788 (1,186,997) 639,964	347,363
	(6,155,465)	(547,033)
NET EARNINGS (LOSS) FOR THE YEAR Other comprehensive income (loss), net of taxes Share of unrealized exchange gain (loss) of significantly influenced company Reclassification of unrealized exchange gain of significantly influenced company to earnings	(9,129,136) 54,766 236,613	3,208,755 (321,100) 1,078,188	347,363
Other comprehensive income (loss)	291,379	757,088
COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	(8,837,379)	3,965,843	347,363

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share from continuing operations
 Basic and diluted

Loss per share from discontinued operations
 Basic and diluted

Earnings (loss) per share
 Basic and diluted
	(0.59) (1.21) (1.80)	0.74 (0.11) 0.63	0.07 0.00 0.07

Schedule # 10
Consolidated Mercantile Incorporated - Annual Financial Statements
Schedule of Expenses for the Years Ended December 31
2004	2005	2006	2007	2008
$	$	$	$	$

EXPENSES

 Selling, administrative and general
 Impairment of goodwill
 Interest on long-term debt
 Loss (gain) on foreign exchange
 Loss on extinguishment of debt
 Amortization
 Impairment loss on note receivable, net
14,527,774 366,996 995,014 3,208,392	539,540 118,720 26,359 (154,477) 320,000	540,036 (34,277)	1,083,445 342,732	536,873 (1,657,741) 58,675
19,098,176	850,142	505,759	1,426,177	(1,062,193)

Schedule # 11
Consolidated Mercantile Incorporated - Annual Financial Statements
Consolidated Statements of Cash Flows for the Years Ended December 31
	2004	2005	2006	2007	2008
	$	$	$	$	$
CASH PROVIDED BY (USED IN): OPERATING ACTIVITIES Earnings (loss) from continuing operations Items not affecting cash Changes in non-cash components of working capital	5,694,657 (5,613,828) 1,800,777	(1,071,295) 1,109,100 (1,457,724)	(2,973,671) 2,551,569 19,722	3,755,788 (4,450,662) 579,038	347,363 308,631 (601,815)
Funds provided by discontinued operations Net cash flows of deconsolidated subsidiaries	1,881,606 (1,352,771) (1,648,310)	(1,419,919) 78,164	(402,380)	(115,836) 8,012	54,179
	(1,119,475)	(1,341,755)	(402,380)	(107,824)	54,179
FINANCING ACTIVITIES Issuance of common shares Purchase of common shares for cancellation Repayment of long-term debt Net increase (decrease) in bank indebtedness	253,130 (864,043) (674,623) (1,127,080)	79,625 (12,681) (550,000)	(17,674)		(7,505)
	(2,412,616)	(483,056)	(17,674)		(7,505)

INVESTING ACTIVITIES
 Decrease (increase) in note receivable to
 former consolidated subsidiary
 Increase in notes receivable
 Decrease (increase) in short-term
 investments
 Proceeds from disposal of investment in
 former consolidated subsidiary, net
 Proceeds from disposal of investment in
 former equity investee, net
 Cash disposed of on deconsolidation of
 subsidiary
 Increase in short-term investments
 Proceeds on disposal of investment, net
 Purchase and deposits on property, plant
 and equipment
 Purchase of shares of equity investees
 Other
 Proceeds from redemption of shares in
 significantly influenced company
	(1,170,886) (503,470) 18,023,441 (148,483) (1,772,134) (51,451)	(3,377,060)	(250,000) (2,802,839)	1,082,459 (1,289,972) 1,634,870 420,954 6,003,795	752,459 2,349,827 59,891
	14,377,017	(3,377,060)	(3,052,839)	7,852,106	3,216,177
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES		(83,386)	11,306	(356,272)	8,136
CHANGE IN CASH AND CASH EQUIVALENTS CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,844,926 1,475,320	(5,285,257) 12,320,246	(3,461,587) 7,034,989	7,388,010 3,573,402	3,216,987 10,961,412
CASH AND CASH EQUIVALENTS AT END OF YEAR	12,320,246	7,034,989	3,573,402	10,961,412	14,178,399

Schedule # 12
Consolidated Mercantile Incorporated - Annual Financial Statements
Consolidated Statements of Cash Flow for the Years Ended December 31
	2004	2005	2006	2007	2008
	$	$	$	$	$
SUPPLEMENTARY CASH FLOW INFORMATION FROM CONTINUING OPERATIONS: Interest paid Income taxes paid, net of refund	1,143,048 815,227	14,345 1,451,621	41,516	24,241	75,983
NON-CASH TRANSACTIONS Non-cash considerations received on sale of former consolidated subsidiary				457,513

Curriculum Vitae

Harry Figov BSc MBA CA CPA CA*CBV CFA
246 Cottingham Street
Toronto, Ontario, M4V 1C6
(B) (416) 928-2740
(C) (416) 457-4967
(F) (416) 928-9523
Email harryfigov@sympatico.ca

EDUCATION:

1998           Chartered Business Valuator (CBV) - Canada
1998           Certified Public Accountant (CPA), USA
1998      Certified Financial Planner (CFP)
1993           Chartered Financial Analyst (CFA)
1984 Chartered Accountant  – Canada
1981           M.B.A. - University of Cape Town, South Africa
Majors in Finance, Financial Modeling and Marketing.
1980      Chartered Accountant (SA) – South Africa
1975 Bachelor of Science - Mathematics, Numerical Analysis and
Computation

EXPERIENCE:
2006 to Present
Wilfrid Laurier University – Waterloo, Ontario - Teach the following topics to students enrolled in the MBA program and CFA Program:
• Investment Ethics and Professional Standards
• Review of Level I of the CFA program.

2004 to Present
Goodman Institute of Investment Management, John Molson School of Business, Concordia University, Montreal, Canada - Part-time lecturer,
Teach the following topics to students enrolled in the MBA program and CFA Program:
• Financial Statement Analysis and Derivative Investments
• Review of Level III of the CFA program.
• Portfolio Management for final (third) year MBA candidates

2001 to Present
Jointly operate a preparatory valuation course for candidates writing the Membership Entrance Exam (MEE) of the Canadian Institute of Chartered Business Valuators (CICBV) to obtain the Chartered Business Valuator (CBV) designation

1995 to Present	President - HJF Financial Inc.

HJF Financial Inc. -  Providing professional support in the areas of:
• Qualified as an expert witness in Business Valuation in the Superior Court of Justice of Ontario and Court of Queen’s Bench of Alberta;
• Business valuations – valuation of technology, manufacturing, distribution and service companies.
• Option valuation.
• Litigation and Regulatory support – past and future income loss, personal injury, and economic loss.
• Family law – divorce.
• Purchase price allocation (PPA), goodwill impairment, transfer pricing.
• Due diligence assignments – loss of profit business interruption insurance claims, surety financial statements, business acquisitions and divestitures, and option valuation.
• Education services – on site and offsite financial educational courses for line management and staff.
• Acquisition and divestiture consulting.

1994 to 1995	Associate - Corporate Valuation Services – Business Valuation Practice specializing in technology companies.

1992 to 1993	Vice-President Accounting - Canadian Reinsurance

1988 to 1992	Ontario Regional Controller - Wellington Insurance - A Property and Casualty insurance company with regional sales in excess of $300 million through eight business units.

1983 to 1988
Vice - President and CFO – Lansair Ltd. – Subsidiary of Associated Engineering, a publicly quoted U.K. manufacturer of automotive parts. In Canada operated as an importer and distributor of automotive parts with sixteen (16) branches. Responsible for all finance, human resources, corporate secretarial, and information system functions.

1976 to 1977	Junior lecturer – Department of Military Science, University of Stellenbosch, Stellenbosch, South Africa

PROFESSIONAL MEMBERSHIPS:

Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of Ontario
Illinois CPA Society
CFA Institute
Toronto CFA Society
Canadian Institute of Chartered Business Valuators
American Society of Appraisers – Candidate membership

EDUCATIONAL SERVICES

Providing educational services through preparatory courses for the following:

CFA - Chartered Financial Analyst (CFA) Levels I, II & III review courses courses

CBV - Preparatory courses for candidates writing the Membership Entrance
           Exam (MEE) to obtain the Chartered Business Valuator (CBV)
           designation granted by the Canadian Institute of Chartered Business
           Valuators (CICBV)

ADDITIONAL
Part-time lecturer, Goodman Institute of Investment Management, John Molson School of Business, Concordia University, Montreal, Canada. Concordia University is a CFA Partner with the CFA Institute.

Served as Instructor for the Advanced Business & Securities Valuation Course, administered by Atkinson College, York University for the Canadian Institute of Chartered Business Valuators (CICBV)

2004 to 2006	Montreal CFA Institute – Taught Levels I, II, and III of CFA Review Program for Institute:

1995 to 1999	Grader and marker for the Chartered Financial Analyst (CFA) Level III exam

1999 to 2000	Grader and marker for the Chartered Business Valuator (CBV) Membership Entrance Exam (MEE)

Author of FIGOV NOTES, preparatory notes for CFA Levels I, II, and III candidates. (www.figovnotes.com)

                                 Updated Valuation of Consolidated Mercantile Incorporated at August 31, 2009

HJF Financial Inc.

Business Valuations, Litigation Support Services
Educational Services and Independent Research

Tel:          (416) 928-2740                                                                                                                     246 Cottingham Street
Fax:         (416) 928-9523                                                                                                                     Toronto
Cellular:  (416) 457-4967                                                                                                                     Ontario
Email:      harryfigov@sympatico.ca                                                                                                                     M4V 1C6

November 30, 2009

The Independent Committee
The Board of Directors
Consolidated Mercantile Incorporated
106 Avenue Road
Toronto
Ontario
M5H 2H3

To the Independent Committee of the Board of Directors of Consolidated Mercantile Inc.:

Comments as at November 30, 2009 of the Update as at August 31, 2009 of the Comprehensive Valuation of the Shares of Consolidated Mercantile Incorporated as at December 31, 2008

INTRODUCTION

This letter will provide you with comments with respect to updating the fair market value (“FMV”) of Consolidated Mercantile Inc. (“CMI”) as at August 31, 2009 as set out in our report dated September 2, 2009 (“Update Report”).

The prospective valuation date of CMI on a further valuation update is November 30, 2009 based on the financial statements of CMI at September 30, 2009.

ANALYSIS AND EXPLANATION

The Update Report valued the common shares of CMI at $3.21 per share as at August 31, 2009

Analysis indicates that the fair market value of CMI would be $16,326,867. The FMV of the common shares would increase from $3.21 to $3.22 per common share rounded ($3.2162) at November 30, 2009 based on 5,076,407 common shares outstanding.

CONCLUSION

We conclude on the basis of this analysis that this adjustment to the common share value is immaterial and would not alter our value based on the Update Report at August 31, 2009.

Yours faithfully,

Harry Figov, BSc, MBA, CA, CPA, CFA, CA*CBV